Exhibit 99.1

©2017 GW Pharmaceuticals plc | All Rights Reserved Investor Presentation January 2017

GW’S VISION is to be the global leader in prescription cannabinoid medicines, developing and commercializing pharmaceutical products which address clear unmet needs January 2017 GW Pharmaceuticals plc Investor Presentation 2

FORWARD - LOOKING STATEMENTS This presentation contains forward - looking statements that are based on our management’s beliefs and assumptions and on information currently available to management . Forward - looking statements include information about our current expectations for future events, including potential results of operations, the timing of clinical trials, the timing of regulatory filings, demand for our commercially available products and products in development and the clinical benefits, safety profile and commercial potential of Sativex ® and Epidiolex ® . These forward - looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause our actual results, performance or achievements to be materially different than any future results, performance or achievements expressed or implied by the forward - looking statements . Forward - looking statements represent our management’s beliefs and assumptions only as of the date of this presentation . You should read our most recent Annual Report, as filed on Form 20 - F with the Securities and Exchange Commission, including the Risk Factors set forth therein and the exhibits thereto, and our subsequent filings with the Securities and Exchange Commission, completely and with the understanding that our actual future results may be materially different from what we expect . Except as required by law, we assume no obligation to update these forward - looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward - looking statements, even if new information becomes available in the future . Disclaimers GW Pharmaceuticals plc Investor Presentation 3 January 2017

GW Pharmaceuticals January 2017 GW Pharmaceuticals plc Investor Presentation 4 • 14 cannabinoids evaluated in pre - clinical research • >80 peer - reviewed publications • Cannabinoids exported to 35 countries for research • 45 Phase 2/3 clinical trials • >55,000 patient - years of human safety data • Sativex ® approved in 30 countries (ex - U.S.) for relief of MS spasticity • In - house commercial GMP inspected manufacturing facilities since 2005 (ex - US) • Increased scale commercial manufacturing now being readied for Epidiolex launch • Building US and EU commercial infrastructure RESEARCH DEVELOPMENT COMMERCIALIZATION 18+ years experience in researching and developing novel Rx cannabinoid medicines >500 person in - house team w ith expertise in bringing drugs to regulatory approval in U.S. and ROW GW is The World Leader in Cannabinoid Science

Epidiolex ® Treatment - Resistant Epilepsy Overview • Extensive pre - clinical research since 2007 - Cannabidiol (CBD) shows in vivo and in vitro efficacy • Novel mechanism of action in epilepsy - CBD does not act through cannabinoid (CB) receptors or sodium channels - Prime targets are GPR55 and adenosine reuptake • Significant patient and physician interest • “Real - world” experience in Epidiolex use - Data from >500 patient compassionate use program show effectiveness and safety across a range of severe epilepsy types • Positive data from three Phase 3 placebo - controlled trials in initial target orphan indications of Dravet syndrome and Lennox - Gastaut syndrome (LGS) • NDA submission expected end H1 2017 • Active lifecycle management plan, including two new orphan indications January 2017 GW Pharmaceuticals plc Investor Presentation 5

Significant Unmet Need in Epilepsy

- 2.2 million U.S. patients with epilepsy (470,000 children)
  - ~ One third of patients are pharmacoresistant with seizures persisting despite multiple antiepileptic drugs (AEDs)
- Childhood-onset epilepsy
  - Multiple distinct orphan syndromes, almost none with a specific indicated therapy
  - Many syndromes highly resistant to currently available AEDs
  - Seizures continue into adulthood
- Dravet syndrome and LGS represent two of the most difficult-to-treat epilepsy syndromes
  - Multiple seizure types, developmental delay, high risk of SUDEP
  - Highly refractory even with current medications, polytherapy generally required
- Physicians seek new treatment options
  - Majority of physicians not satisfied with current therapeutic options

Response to AEDs in patients with newly diagnosed epilepsy

little change to this statistic over last 15 years



36%
47%
4%
13%
Seizure-free with 1st drug
Seizure-free with 2nd drug
Seizure-free with 3rd or multiple drugs
Pharmacoresistant epilepsy

Sources: Sander JW, *Epilepsia*. 1993;34(6):1007; Picot et al, 2008; Kwan P, Brodie MJ. N Engl J Med. 2000;342:314-319; Kwan P, Brodie MJ. CNS Spectr. 2004;9(2):110

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Picot et al, 2008; Kwan P, Brodie MJ. *N Engl J Med*. 2000;342:314-319; Kwan P, Brodie MJ, *CNS Spectr*. 2004;9(2):110, Morgan Stanley research (2015)

January 2017 GW Pharmaceuticals plc Investor Presentation 6

The Epidiolex ® Story: IND to NDA in 3 Years 7 Q4 ‘12 First child treated with Epidiolex Q1 ‘14 EAPs initiated Q4 ‘14 Dravet 1 Part A started Q2 - 4 ‘15 3 Phase 3 studies in DS and LGS started and enrolled Q2 ‘14 FDA grants GW IND Formal GW CBD development program begins Q1 2016 Dravet 1 topline results Q2 2016 LGS 1 topline results TSC Phase 3 trial started Q3 2016 LGS 2 topline results Q4 2016 AES: Dravet 1 Parts A + B LGS 1 IS clinical trial started End 1H 2017 Epidiolex NDA for DS and LGS #1 >1400 patients GW Pharmaceuticals plc Investor Presentation – January 2017 2 H 2017 MAA

Epidiolex® Expanded Access Program

- FDA authorized, physician-sponsored expanded access program (EAP) initiated in early 2014
  - Children and young adults with multiple etiologies, all with treatment-resistant epilepsy
  - ~20 physician site EAPs and 6 state sponsored EAP programs
  - ~1,100 patients approved for treatment by FDA
- Most recent EAP data presented in poster by Devinsky at AES 2015[1]
  - N=261 with >12 weeks treatment effect data
  - Mean age=11.8 years, range 4 mos-41 years
  - Median monthly convulsive seizure rate=31
  - 66% of patients have diagnoses other than Dravet syndrome and LGS

AES 2015 – Expanded Access Data
Median % Reduction in Total Seizures


Week 4
Week 8
Week 12
Week 16
Week 24
Week 36
% Change in Seizure Frequency
0%
-10%
-20%
-30%
-40%
-50%
-60%
-70%
All Patients (n=234 at Week 12)
Dravet Patients (n=40 at Week 12)
Non-Dravet Patients (n=194 at Week 12)

1: Devinsky et al, Epidiolex (cannabidiol) in Treatment Resistant Epilepsy, American Epilepsy Society Annual Meeting, Dec 2015

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January 2017 GW Pharmaceuticals plc Investor Presentation 8

Clinical Programs

Epidiolex ® Phase 3 Program Overview 10 > 97% of completers continued into OLEX January 2017 GW Pharmaceuticals plc Investor Presentation Physician Sponsored GW Sponsored Dravet Syndrome Lennox - Gastaut Syndrome Tuberous Sclerosis Complex Infantile Spasms Childhood Epilepsy Syndromes 2015 2016 2017 Phase   n   —  Positive Phase   n  186 —  Recruiting Phase   n   71 —  Positive Phase   n  225 —  Positive Phase   n  210 —  Recruiting Two - part Phase 3 Physician and State INDs (> 1100 patients) Ongoing Treatment Data — Other epilepsies NDA NDA

1st Phase 3 LGS Study Principal Efficacy Results GW Pharmaceuticals plc Investor Presentation 11 44 49 22 20 0 10 20 30 40 50 60 Treatment Period Maintenance Period Median % Reduction 41 45 14 15 0 5 10 15 20 25 30 35 40 45 50 Treatment Period Maintenance Period Median % Reduction Drop Seizures Total Seizures p=0.0135 p=0.0096 p=0.0005 p=0.0004 January 2017 Source : E . Thiele, M. Mazurkiewicz - Beldzinska , S. Benbadis , E. Marsh, C. Joshi, J. French, C. Roberts, A. Taylor, K. Sommerville, Cannabidiol (CBD) significantly reduces drop seizure frequency in Lennox Gastaut syndrome: results of a multicenter, randomized, double blind, placebo - controlled trial, Abstract No 1.377, 2016, American Epilepsy Society Annual Meeting 20 mg/kg/day CBD (n=86) Placebo (n=85)

39 41 13 16 0 5 10 15 20 25 30 35 40 45 Treatment Period Maintenance Period Median % Reduction 29 37 9 10 0 5 10 15 20 25 30 35 40 Treatment Period Maintenance Period Median % Reduction 1st Phase 3 Dravet Syndrome Study Principal Efficacy Results GW Pharmaceuticals plc Investor Presentation 12 p=0.0123 p=0.0052 p=0.0335 p=0.0234 January 2017 Convulsive Seizures Total Seizures Source : J . H. Cross, O. Devinsky, L. Laux, E. Marsh, I. Miller, R. Nabbout , I. Scheffer , E. Thiele, S. Wright, Cannabidiol (CBD) reduces convulsive seizure frequency in Dravet Syndrome: results of a multi - centered, randomized, controlled study, Abstract No 2.362, 2016, American Epilepsy Society Annual Meeting 20 mg/kg/day CBD (n=61) Placebo (n=59)

2nd Phase 3 LGS (Multiple Dose Study) Topline Efficacy Results GW Pharmaceuticals plc Investor Presentation 13 42 37 17 0 5 10 15 20 25 30 35 40 45 Treatment Period Median % Reduction 20mg/kg/day CBD (n=76) 10mg/kg/day CBD (n=73) Placebo (n=76) p=0.0047 p=0.0016 Drop Seizures January 2017 Source: GW press release, September 2016

Phase 3 Global Impression of Change GW Pharmaceuticals plc Investor Presentation 14 January 2017 17.9 16.7 23.8 32.1 8.3 1.2 0 5.9 10.6 17.6 50.6 10.6 2.4 2.4 0 10 20 30 40 50 60 Very Much Improved Much Improved Slightly Improved No Change Slightly Worse Much Worse Very Much Worse Percentage of Patients by Category 20 mg/kg/day CBD (n=72) Placebo (n=84) 58% CBD vs . 34% placebo (p=0.0008) LGS 1 S/CGIC Response 15 16.7 30 25 5 6.7 1.7 6.9 6.9 20.7 53.4 10.3 1.7 0 0 10 20 30 40 50 60 Very Much Improved Much Improved Slightly Improved No Change Slightly Worse Much Worse Very Much Worse Percentage of Patients by Category 20 mg/kg/day CBD (n=60) Placebo (n=58) 62% CBD vs . 35 % placebo (p=0.0155) Dravet 1 CGIC Response Source: American Epilepsy Society 2016 Annual Meeting poster presentations 20 mg/kg/day CBD (n=72) Placebo (n=84) 20 mg/kg/day CBD (n=60) Placebo (n=58)

Phase 3 Responder Analysis GW Pharmaceuticals plc Investor Presentation 15 LGS 1 Dravet syndrome 1 January 2017 Source: American Epilepsy Society 2016 Annual Meeting poster presentations 20 mg/kg/day CBD (n=86) Placebo (n=85) 20 mg/kg/day CBD (n=61) Placebo (n=59)

Phase 3 Safety Profile • Consistent AE profile across pivotal, EAP and state programs. Most common AEs (>10% of patients) in Phase 3 trials include: - Somnolence, diarrhea, decreased appetite, fatigue, pyrexia, vomiting, lethargy, upper respiratory tract infection, convulsion • SAEs consistent with the pattern of common AEs • No difference in episodes of status epilepticus between Epidiolex ® and placebo • Low withdrawal rates seen throughout clinical program • Elevations in hepatic transaminases have been reported, most commonly with concomitant valproate; none met criteria for serious liver injury; all elevations resolved – most while on treatment - Also seen with other anti - epileptic drugs - Physicians are used to monitoring liver function in patients with epilepsy as many AEDs are associated with elevations in transanimases and typically run routine liver tests GW Pharmaceuticals plc Investor Presentation 16 Across the Phase 3 program, Epidiolex was generally well - tolerated, with most adverse events (AEs) reported as mild or moderate January 2017

• Drug - drug interactions in epilepsy are commonplace and a routine matter for physicians - DDIs indicated on package insert of most commonly used AEDs such as clobazam , valproate, lamotrigine, stiripentol and topiramate - Generally handled through dose adjustment of concomitant AEDs • Agreement with FDA on Epidiolex ® DDI studies to be included in NDA • Evidence of a lack of DDI with several of the most commonly used AEDs, including valproate, stiripentol , levetiracetam and topiramate • The only DDI for which we have evidence is with clobazam (CLB) - Increases levels of first metabolite (N - CLB), not in raised levels of CLB itself - CLB not required for efficacy - Patients within both the Phase 3 and EAP studies who achieved meaningful seizure reductions, even becoming seizure free, not on concomitant CLB - In published data on this interaction 1,2 , for patients taking Epidiolex and CLB, reductions in concomitant CLB did not result in reduced efficacy - In the Dravet 1 study, patients taking CLB plus Stiripentol showed significant efficacy (where raised N - CLB is not likely due to saturated inhibition of CYP2C19) Drug - Drug Interactions (DDIs) GW Pharmaceuticals plc Investor Presentation 17 1: Hess et al, Epilepsia 2016 2: Geffrey et al, American Epilepsy Society Annual Meeting 2015 January 2017

Comprehensive NDA Submission Package • Extensive FDA interactions throughout EAP and Phase 3 program - Clinical and pre - clinical pre - NDA meeting held in July 2016 - Proposed pre - clinical and clinical content of the NDA submission was confirmed - CMC pre - NDA meeting held in November 2016 - Proposed CMC content of NDA confirmed • Single NDA for both Dravet syndrome and LGS indications • Three robust Phase 3 placebo - controlled trials • Extensive long - term safety data from >1,500 patients, 400 with 1 year or more continuous exposure • Supporting clinical pharmacology program comprising 10 Phase 1 and 2 trials: - PK, drug - drug interactions, effect on sleep, thorough QT, renal or hepatic impairment - Abuse liability, withdrawal • Full preclinical pharm/ tox package GW Pharmaceuticals plc Investor Presentation 18 Submission expected at end of H1 2017 Approval for both indications expected at same time January 2017

• Selection of these indications driven by encouraging EAP data • Tuberous Sclerosis Complex (~25,000 U.S. patients) - Single Phase 3 pivotal trial commenced - TSC is a genetic disorder that results from a mutation in tumor suppression genes TSC1 or TSC2 and causes non - malignant tumors to form in different organs (primarily the brain, eyes, heart , kidney, skin and lungs) - Of TSC patients with epilepsy, 70% experience seizure onset in their first year of life - Co - morbidities include: cognitive impairment (50%), autism spectrum disorders ( up to 40%), neurobehavioral disorders (over 60%) • Infantile Spasms (~2,000 - 4,000 new cases in the U.S. each year) - Two - part Phase 3 trial underway - An infantile spasm is a specific type of seizure seen in an epilepsy syndrome of infancy and childhood known as West Syndrome - If spasms are not controlled, long term prognosis is poor - Onset of IS usually in the first year of life, typically between 4 – 8 months of age 3rd and 4th Indications: Tuberous Sclerosis Complex (TSC) / Infantile Spasms (IS) January 2017 GW Pharmaceuticals plc Investor Presentation 19

• 18 patients from Epidiolex Expanded Access Program with TSC • 48.8% median percent change in weekly seizure frequency after 3 months of treatment • 50% responder rate after 3 months of treatment • After 3 months, median seizure frequency decreased or all seizure types experienced in study patients • Parents of patients reported cognitive gains in 85.7% of cases and behavioral improvements in 66.7% of cases with baseline cognitive or behavioral problems • Most AEs in study were temporary, mild, and resolved through dose adjustments • Median % change in seizure frequency in patients taking clobazam concomitantly was 53% (n=12) and 36% (n=6) for patients not taking clobazam • Many patients continued to have well - controlled seizures after reducing clobazam doses Tuberous Sclerosis Complex – Recent Clinical Data January 2017 GW Pharmaceuticals plc Investor Presentation 20 Hess et al, Epilepsia 2016 Month 50% Responders (n=18) 2 50% 3 50% 6 38.9% 9 50% 12 50%

Commercialization

Commercial Manufacturing 22 Growing & Harvesting Drying & Processing Crystallisation (API) Drug Product Manufacture Bottling & Labeling GMP Non - GMP • GW has operated under commercial GMP licenses issued outside the U.S. since 2005 • Manufacturing scalable through in - house and 3 rd party facilities • Projected 2017 yield: ~ 50,000 pediatric patient years’ of CBD • F urther increases in scale anticipated in 2018 and beyond as we build significant US & EU launch inventory • Regulatory evaluation same as small molecule, not “botanical” • On track for FDA inspection anticipated in H2 2017 Extraction January 2017 GW Pharmaceuticals plc Investor Presentation

• Orphan Designation - 7 years plus expected 6 - month pediatric extension - 10 years in the EU • Intellectual Property - Current portfolio includes 12 distinct patent families either granted or filed in the treatment of epilepsy and formulations - The latest expiry date of these families runs to July 2036 - To date, 2 patents granted by the USPTO and numerous patent applications being prosecuted - Additional patent applications expected to be granted by USPTO during 2017 - Additional patent applications as new data is generated - We expect a number of these granted patents to be listed in the “Orange Book” • Life - cycle management through new indications, formulation improvements and additional commercial geographies - Proposed new formulations include liquid, solid dose, IV Epidiolex ® Commercial Exclusivity GW Pharmaceuticals plc Investor Presentation 23 January 2017 Patent Protections Orphan Exclusivity Life - Cycle Management

• FDA approval necessitates that Epidiolex be moved out of Schedule I once it has an “accepted medical use” • At the time of NDA approval, FDA recommend the appropriate lower schedule (II - V) based on the abuse liability data submitted as part of the NDA • Following NDA approval, DEA has up to 90 days to issue an interim final rule (IFR), after which Epidiolex can be marketed and dispensed • GW is aiming for Epidiolex to be placed into Schedule 4 - MARINOL (synthetic THC in sesame oil) Schedule III Epidiolex ® Rescheduling GW Pharmaceuticals plc Investor Presentation 24 January 2017

• Global commercialization rights to Epidiolex fully - owned by GW Pharmaceuticals Group companies • U.S . Launch Preparations - Senior commercial organization in place, many of whom have deep previous epilepsy experience - Expected sales force of approximately 50 - 60 sales professionals targeting approximately 4,000 – 5,000 U.S. physicians. - “High - touch” patient, payer and physician communication, education and distribution model - “High efficiency” commercial deployment to leverage systems for non - core activities • In the U.S. we will use our subsidiary, Greenwich Biosciences Inc., to commercialize our products • EU commercial organization in early stages of development Epidiolex ® Commercialization Status GW Pharmaceuticals plc Investor Presentation 25 January 2017

Additional Programs

• Cannabis plant is a unique source of >100 cannabinoid molecules capable of targeting diseases across therapeutic areas and mechanisms - TRP channels, adenosine uptake, serotonin receptors, endocannabinoid system • GW has a deep pipeline of additional cannabinoid product candidates • Focus on orphan pediatric neurologic conditions within epilepsy , autism, NHIE, schizophrenia • Existing physician relationships through Epidiolex program GW’s Cannabinoid Platform: A Proprietary Growth Engine Beyond Epidiolex ® January 2017 GW Pharmaceuticals plc Investor Presentation 27

• CBDV has shown anti - epileptic properties across a range of in vitro and in vivo animal models of epilepsy and different from CBD - CBDV looks to be differentiated from CBD in four key ways: efficacy profile in seizure models, metabolic profile, pharmacological profile and has different physico - chemical characteristics • CBDV exhibits few of the side effects in pre - clinical models associated with many existing AEDs • Phase 1 trial complete: CBDV well tolerated even at the highest tested dose, no serious or severe adverse events, nor any withdrawals due to AEs • Phase 2 trial (n=130) in adult patients with partial - onset epilepsy - Data expected mid - 2017 • CBDV pre - clinical research also ongoing within field of autism spectrum disorders - Promising signals on cognitive/social endpoints as well as repetitive behavior - Phase 2 trials expected to commence in H2 2017 - Orphan Drug Designation from FDA for CBDV for the treatment of Rett syndrome CBDV Program 28 January 2017 GW Pharmaceuticals plc Investor Presentation

NHIE Program – Intravenous CBD • NHIE: Acute or sub - acute brain injury due to asphyxia resulting from deprivation of oxygen during birth • GW has shown neuroprotective effects of CBD in three nonclinical models of NHIE across three species • Orphan Designation and Fast Track granted for CBD in NHIE from FDA and EMA - No FDA - approved medicines. Standard of care is induced hypothermia - Significant morbidity and mortality remains despite use of hypothermia • Underserved population of approx. 6,500 – 12,000 patients/ year in the U.S. • Phase 1 trial of Intravenous CBD now underway January 2017 GW Pharmaceuticals plc Investor Presentation 29 18% Induced Hypothermia NHIE Death 27% Survival AMONG SURVIVORS 28% have neurodevelopmental issues 26% develop Cerebral Palsy 73%

Recurrent Glioblastoma Multiforme (GBM) Program

- THC:CBD product candidate for the treatment of GBM
- GBM is the most common and most aggressive type of malignant primary brain tumor[1,2]
  - Typically patients succumb to the disease approximately 15 months after diagnosis
  - Treatment for GBM remains challenging and no long-term treatments are currently available
  - Standard treatment is surgical resection, radiotherapy and concomitant adjunctive chemotherapy
- Strong rationale for cannabinoid use in oncology
  - A wealth of existing evidence within the literature regarding the anti-cancer activity of cannabinoids
  - In pre-clinical models, THC+CBD more effective than THC alone in reducing glioma cell growth in the presence of temozolomide (Salazar et al. 2009)
- Phase 1b/2a study completed
  - Data expected Q1 2017
- Orphan Drug Designation from FDA

1. National Brain Tumor Society web site. "Tumor Types." http://www.braintumor.org/brain-tumor-information/understanding-brain-tumors/tumor-types/#glioblastoma-multiforme.
2. American Brain Tumor Association. (2012) "Glioblastoma and Malignant Astrocytoma." http://www.abta.org/secure/glioblastoma-brochure.pdf

January 2017 GW Pharmaceuticals plc Investor Presentation 30

Key Financial Data January 2017 GW Pharmaceuticals plc Investor Presentation 31 Clean up ICON Cash at 30 September 2016 $483m 2017 cash outflow guidance ($ 30m Capex, $ 100m – $120m Opex ) $130m – $150m Share Capital Current Options Fully Diluted ADS/m 25.3 0.9 26.2

Upcoming Milestones/ Newsflow GW Pharmaceuticals plc Investor Presentation 32 January 2017 Expected Timing EPIDIOLEX REGULATORY NDA submission with FDA End H1 2017 EMA submission H2 2017 EPIDIOLEX DATA Dravet Phase 3 data publication Q1 2017 2nd LGS Trial data presentation Q2 2017 Infantile spasms trial complete (part A) H1 2017 LGS Phase 3 data publications 2017 2nd Dravet trial data 2017 CBDV PROGRAM Phase 2 epilepsy trial data Mid - 2017 Phase 2 autism spectrum disorders trial start H2 2017 OTHER PIPELINE Phase 2a glioma data Q1 2017 Sativex Phase 2 cerebral palsy spasticity data Q1 2017 Phase 1 NHIE trial data 2017

Thank You GW Pharmaceuticals plc NASDAQ: GWPH Stephen Schultz, VP Investor Relations sschultz@gwpharm.com + 1 401 - 500 - 6570 SS10